UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Pfingstweidstrasse 106
8005 Zurich, Switzerland
Tel: 44 225 1555
Fax: +41 44 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
Name:	Martin Hoffmann
Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: March 18, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release Announcing Fourth Quarter and Full Year Fiscal 2021 Results, and Filing of Form 20-F, dated March 18, 2022